THERMOGENESIS HOLDINGS, INC.
2711 Citrus Road
Rancho Cordova, California 95742

April 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

Re:	ThermoGenesis Holdings, Inc.
Registration Statement on Form S‑3 (Registration No. 333-271327)

Ms. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, ThermoGenesis Holdings, Inc. (the “Company”), hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 4:00 p.m., eastern time, on Monday, May 1, 2023, or as soon as practicable thereafter. The Company respectfully requests that you notify Mr. Curt Creely of Foley & Lardner, LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

THERMOGENESIS HOLDINGS, INC.

By:	/s/ Jeffery Cauble
Jeffery Cauble
Chief Financial Officer